SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ARTICLES OF INCORPORATION TIM PARTICIPAÇÕES S.A.

CHAPTER I
COMPANY DESCRIPTION

Art. 1 - TIM PARTICIPAÇÕES S.A. is a listed corporation, governed by these Articles of Incorporation and by the applicable laws.

Art. 2 - The purpose of the Company is to:

I. control providers of telecommunications services, including mobile telephone services and others, in their respective authorization and/or concession areas;
II. promote, through its controlled or affiliated companies, the expansion and implementation of mobile telephone services in their respective concession and/or authorization areas;
III. promote, effect or direct the procurement of funds from internal and internal sources to be invested by the Company or its controlled companies;
IV. promote and foster study and research activities for the development of the mobile telephone services industry;
V. provide specialized technical mobile telecommunications services through controlled or affiliated companies;
VI. promote, foster and coordinate, through controlled or affiliated companies, the education and training of the staff required by the mobile telephone services industry;
VII. effect or cause the importation of goods and services for the controlled or affiliated companies;
VIII. engage in any other activities related or akin to its purpose; and
IX. hold interest in other companies.

Art. 3 - The registered office and domicile of the Company is in the city and State of Rio de Janeiro, at Avenida das Américas, 3434, Bloco 1, 7º andar – Parte; upon resolution of its Board of Directors, the Company may open and close branches and offices anywhere in Brazil or abroad.

Art. 4 - The duration of the Company is perpetual.

CHAPTER II
CAPITAL

Art. 5 - The subscribed and fully-paid capital amounts to one billion, four hundred and seventy-two million, seventy-four thousand, five hundred and twenty-four reals, ninety seven cents (R$1.472.074.524,97), represented by eight hundred and seventy-nine billion, five hundred and seventy-six million, four hundred and eighty-seven thousand, one hundred and sixty (879,576,487,160) shares of stock, of which two hundred and ninety-nine billion, six hundred and ten million, six hundred and thirty-one thousand, sixty-eight (299,610,631,068) are common shares and five hundred and seventy-nine billion, nine hundred and sixty-five million, eight hundred and fifty-six thousand, ninety-two (579,965,856,092) are preferred shares, all of them being registered, no par-value shares.

Art. 6 - The Company may increase the capital upon resolution of the Board of Directors, irrespective of an amendment hereto, up to a limit of one trillion, four hundred billion (1,400,000,000,000) shares, either common or preferred.

Sole Paragraph – Within the limits of the authorized capital stated in the above paragraph, the Company may grant share options to its officers, employees or individuals rendering services to the Company or to its controlled companies, in compliance with the plan adopted by the Shareholders’ Meeting.

Art. 7 - The capital is represented by no-par-value common and preferred shares of stock; there is no obligation of keeping a ratio between them in capital increases, except as otherwise provided by the law or hereby.

Art. 8 - The Shareholders’ Meeting may cancel the preemptive right in the issue of shares, convertible debentures and subscription bonuses, which shall be placed by:

I. public subscription or public trading;

II. exchange for shares of stock in a tender bid for the controlling interest, pursuant to arts. 257 and 263 of the Brazilian Corporate Law;

III. use of tax incentives, as provided in the applicable special law.

Art. 9 - Every common share carries one vote in the Shareholders’ Meeting resolutions.

Art. 10 - Preferred shares carry no vote, except in the case provided in the sole paragraph of article 13 hereof; they are ensured the following seniority or advantages:

a) seniority in capital refund, without any premium;

b) payment of a minimum, non-cumulative dividend of six percent (6%) per year over the amount resulting from the division of the subscribed capital by the total number of shares of Company stock;

Paragraph One: Preferred shareholders are ensured the right to receive, every year, a dividend on their shares corresponding to three percent (3%) of their share equity, as stated in the last approved balance sheet, whenever the dividend determined by this criterion is higher than the dividend calculated by applying the criterion set forth in the head paragraph of this article.

Paragraph Two – Preferred shares shall be voting in the event the Company ceases paying the minimum dividends provided above for three (3) consecutive years, and shall retain such right until the full payment, in the event such dividends are non cumulative, or until the cumulative dividends in arrears are paid, all pursuant to para. 1, article 111 of Law 6.404/76.

Art. 11 – The shares of Company stock shall be uncertified and shall be kept in a depository institution on behalf of their owners. The depository institution may charge shareholders for the cost of transferring their shares, as provided in article 35, para. 3 of Law 6.404/76.

CHAPTER III

SHAREHOLDERS’ MEETING

Art. 12 – The Shareholders’ Meeting is the ruling body of the Company, with authority to decide on all business concerning its purpose and take the action deemed convenient to protect and develop the Company.

EXCLUSIVE POWERS

Art. 13 – The following are exclusive powers of the Shareholders’ Meeting :

I. to amend the Articles of Incorporation;

II. to authorize the issue of debentures and convertible debentures or their sale, if they are treasury debentures, and also authorize the sale of any convertible debentures issued by controlled companies the Company may own; the Company may vest on the Board of Directors the authority to determine the term and conditions of the maturity, amortization or redemption; the interest payment terms and conditions; profit-sharing and reimbursement premium, if any; and the placement or subscription method; as well as the type of debentures;

III. to decide on the appraisal of property given by shareholders to pay up capital;

IV. to decide on the Company's transformation, merger, take-over and split-up; its dissolution and liquidation; to appoint and remove liquidators and appreciate their accounts

V. to authorize the Company to provide guarantees to third parties, excluding the controlled companies;

VI. to stay the rights of shareholders not current with their duties under the law or these Articles;

VII. to elect and remove, at any time, the members of Board of Directors and the members of the Statutory Audit Committee;

VIII. to determine the global or individual remuneration of the members of the Board of Directors, Executive Officers and members of the Statutory Audit Committee;

IX. to receive every year the accounts and appreciate the financial statements submitted by the management;

X. to decide whether the Company shall file a civil liability suit against the management for losses in assets, as provided in art. 159 of the Brazilian Corporate Law;

XI. to authorize the sale of all or part of the shares in a controlled company;

XII. to decide to increase the capital stock by means of subscription of new shares, as provided in the sole paragraph of art. 6 and when the limit of the authorized capital has been attained;

XIII. to decide on the issue of any other securities in Brazil or abroad, in particular the issue of shares and subscription bonuses, in compliance with the laws and the provisions hereof;

XIV. to authorize the trading of stock and other securities;

XV. to approve in advance the execution of any agreements with a duration exceeding twelve (12) months between the Company or its controlled companies, on the one side, and the controlling shareholder or companies controlled, affiliated or under control or the controlling companies of the latter, or parties related to the Company, on the other side, except when those agreements are governed by uniform clauses.

Sole Paragraph - Without prejudice to the provision under para. 1, art. 115 of Law 6.404/76, the owners of preferred shares shall have a vote on the shareholders’ meeting decisions mentioned in item XV of this article, as well as on those concerning the amendment or cancellation of the following provisions of these Articles:

I. item XV of art. 13;

II. sole paragraph of art. 14; and

III. art. 43.

Art. 14 - The Shareholders’ Meeting shall be convened by the Board of Directors, represented by its Chairman, and may also be convened as provided under the sole paragraph of art. 123 of Law 6.404/76.

Sole Paragraph - In the hypotheses provided under art. 136 of Law 6404/76, the first call to the Shareholders’ Meeting shall be made at least thirty (30) days in advance, and the second call at least eight (8) days in advance.

Art. 15 - The Shareholders’ Meeting shall be called to order by the Company's Chief Executive Officer or by an expressly appointed proxy, with specific authority therefore and shall then elect the meeting officers, namely a chairman and a secretary, chosen among the shareholders present.

Sole Paragraph - The evidence of shareholder status shall comply with article 126 of Law 6404/76; owners of uncertified or deposited shares shall deposit with the Company's main office, no later than two (2) working days before the shareholders’ meeting, their identity document and respective proxy, when needed, and the receipt/statement issued by the depository institution, issued no later than five (5) working days before the shareholders’ meeting.

Art. 16 - The Shareholders’ Meeting transaction of business and resolutions shall be recorded in minutes, signed by the meeting officers and the shareholders present representing, at least the majority required for passing decisions.

Paragraph 1 - The minutes shall be recorded as an abstract of the facts, including disagreements and challenges.

Paragraph 2 - Except as otherwise decided by the Meeting, the minutes shall be published without the shareholders' signatures.

Art. 17- Every year, in the first four months following the end of the fiscal year, a regular Shareholders’ Meeting shall be convened to:

I. receive the management accounts; examine, discuss and vote on the financial statements;
II. decide on the destination of the net income for the year and the distribution of dividends; and
III. elect the members of the Statutory Audit Committee and, when applicable, the Directors.

Art. 18 - A Special Shareholders’ Meeting shall be convened whenever the Company interests so require.

CHAPTER IV

COMPANY MANAGEMENT

SECTION I

GENERAL

Art. 19 - The Company shall be managed by the Board of Directors and by the Executive Officers.

Paragraph 1 - The Board of Directors, a collegial decision organ, shall carry out the high management of the Company.

Paragraph 2 - The Executive Officers are the Company 's representative and executive organ, and each one of them shall act within his/her respective scope of authority.

Paragraph 3 - The statutory duties and powers vested by law on each management organ cannot be assigned to another.

Art. 20 - Managers are installed by signing the respective installation records in the Board of Directors or Executive Officers Meeting Minutes Book, as the case might be.

Art. 21 - The Company managers shall adopt the “Policy of Disclosure and Use of Information and of Securities Trading” Manual, by signing the respective Affidavit of Commitment.

Art. 22 - The managers' term of office shall be three (3) years. Reelection is allowed.

Sole Paragraph – The managers' term of office shall be considered extended until their elected successors are installed.

SECTION II

BOARD OF DIRECTORS

Art. 23 – In addition to the duties provided by law, the Board of Directors is charged with:

I. approving the Company's annual budget, as well as that of its controlled companies, in addition to the goals action plan and business strategy plan for the period covered by the budget;
II. deciding on the Company's capital increase up to the authorized limit, as provided in article 6 hereof.
III. authorizing the issue of commercial papers;
IV. deciding, when so empowered by the Shareholders’ Meeting, on the conditions for the issue of debentures, as provided in paragraph 1, article 59 of Law 6.404/76;
V. authorizing the sale of treasury debentures, including convertible debentures issued by the Company;
VI. authorizing the purchase of Company shares, for the purposes of cancellation or holding them as treasury shares for later sale;
VII. approving the purchase or sale by the Company of its interest in other companies, except in the case provided in item XI of article 13 hereof;
VIII. authorizing the swap of shares and other securities convertible into shares issued by the controlled companies;
IX. authorizing the sale or encumbrance of any of the Company’s permanent assets the individual book value of which exceeds one hundred thousand reals (R$100.000,00); the Senior Management of the Company may decide on such operations up to a maximum of one million, two hundred thousand reals (R$ 1.200.000,00) per year;
X. approving in advance any short-term agreements, with a term equal to or below twelve (12) months, between the Company or its controlled companies, and the controlling shareholder or controlled, affiliated, under common control or holding companies of the latter, or companies in any way related to the Company;
XI. authorizing the purchase of permanent assets items the individual value of which surpasses two per cent (2%) of the Company's shareholders' equity stated in the last annual Balance Sheet;
XII. authorizing the waiving of preemptive rights to shares, convertible debentures or subscription bonus issued by its controlled companies;
XIII. authorizing the granting of collateral or personal security by the Company in behalf of third parties or controlled companies;
XIV. authorizing the performance of free acts, for the benefit of employees or the community, in view of the Company's social responsibilities; the provision of guaranties to employees in the case of interstate and/or intercity transfers does not depend on advance approval by the Board of Directors;
XV. approving loans, financing, and lease agreements and the issue of promissory notes to an amount exceeding two per cent (2%) of the Company's shareholders' equity, as well as that of its controlled companies;
XVI. authorizing investment in new ventures or the opening of a subsidiary;
XVII. deciding on the approval of a Depositary Receipts program;
XVIII. submitting to the approval of the Shareholders’ Meeting any business or operation included among those mentioned in item XV, article 13 hereof;
XIX. authorizing the Company, its controlled and affiliate companies to execute, amend or cancel Shareholders' Agreements;
XX. approving the Company's supplementary pension plan and collective agreements;
XXI. approving the Board of Directors rules of conduct;
XXII. approving any Executive Officers' proposal concerning the Company's Bylaws and its organizational chart, including the scope of authority and specific duties of its Executive Officers;
XXIII. apportioning the total remuneration set forth by the Shareholders’ Meeting among the Company Directors and Executive Officers, determining their individual remuneration;
XXIV. establishing the guidelines for Company proxies' vote in the Shareholders’ Meetings of its controlled or affiliated companies;
XXV. electing and removing, at any time, the Executive Officers, including the Chief Executive Officer, determining their specific duties in compliance with the provisions of these Articles, and also approving the creation of new Executive Officer positions, as the case might be, the assignment of other duties to Executive Officers and any other changes in the number and duties of the Executive Officers;
XXVI. appointing the Company's representatives in the management of the companies in which it holds an interest;
XXVII. carrying out any other activities assigned to it by the Shareholders’ Meeting;
XXVIII. approving the hiring of external consultants by the Company; and
XXIX. deciding the cases not provided for herein and performing other duties not assigned to another Company organ by law or by these Articles.

Art. 24 - The Board of Directors shall have three (3) to 05 (five) members, including the Chairman.

Art. 25 - The Directors shall be elected by the Shareholders’ Meeting that shall also appoint the Chairman among them.

Paragraph 1 - A Director shall have a spotless reputation; except as waived by the Shareholders’ Meeting, the following may not be elected: (1) those who hold positions in companies that might be considered Company competitors; (2) those who have or represent an interest conflicting with that of the Company. A Director shall not be able to exercise the right to vote in the case those same impediments supervene.

Paragraph 2 - Pursuant to Article 115, of Lei 6.404/76, the right to vote for the election of the Directors shall not be exercised in the circumstances where there is a conflict of interest with that of the Company.

Paragraph 3 - A Director shall not have access to information nor attend a Board of Directors meeting concerning matters in which he/she has or represents an interest conflicting with that of the Company.

Paragraph 4 - In the case of a vacancy in the Board of Directors, the remaining Directors shall appoint an alternate among them to fill in the vacancy until the first Shareholders’ Meeting.

Art. 26 - The Board of Directors shall meet regularly every quarter and whenever called for a special meeting by its Chairman or by two (2) Directors; every meeting shall be recorded in minutes.

Paragraph 1 – The call notices shall be sent by mail, telegram or facsimile, delivered at least seven (7) days in advance, except in the cases of evident urgency, at the sole discretion of the Chairman of the Board. The call notice shall specify the agenda.

Paragraph 2 – The members of the Board are authorized to participate through video and/or audio conferences.

Art. 27 - The Board of Directors decisions shall be passed by majority vote, with the majority of the Directors present. The Chairman shall issue the instruments embodying those decisions, when applicable.

Sole Paragraph – In any case, the Board of Directors meetings shall have minutes signed by the presents.

SECTION III
EXECUTIVE OFFICERS

Art. 28 - The Executive Officers, who may or may not be shareholders themselves, shall total a minimum of two (2) and a maximum of eight (8), and shall have the following titles: I -Chief Executive Officer, II - Chief Financial Officer; III – Chief Business Officer; IV – Chief Supplies Officer; V – Chief Human Resources Officer; VI – Chief Legal Officer; VII – Chief Southern Region Officer; VIII – Chief Northeastern Region Officer. All Executive Officers shall be elected for a three-year term of office by the Board of Directors, which may remove them at any time, reelection being allowed. The Chief Financial Officer shall also perform the duties of Chief Investor Relations Officer.

Paragraph 1 - In the case of a vacant Executive Officer position, the Board of Directors shall elect a new Executive officer or an alternate to fill it in for the unexpired term of office.

Paragraph 2 - In the absence or temporary incapacity of any Officer, an alternate shall be appointed by the Chief Executive Officer or, in the event of his incapacity, by majority decision of the Executive Officers.

Art. 29 – The Directors shall represent the Company before third parties and perform all acts related to its purposes, within their respective scopes of authorities and duties. The Executive Officers shall manage the Company in strict compliance with these Articles and the applicable laws; the Officers shall not perform, jointly or severally, any acts extraneous to the Company purposes.

Art. 30 – The Chief Executive Officer is charged with managing and carrying out the company business, with full powers to practice any and every act and sign any and every document on behalf of the Company severally, within the limits set forth by law and hereby.

Paragraph 1 – The Board of Directors is charged with determining the scope of authority of each one of the other Executive Officers, as well as the value up to which they are authorized to perform acts and sign documents on behalf of the Company.

Paragraph 2 – Without prejudice of the provision of paragraph one hereinabove, any one of the Executive Officers may act severally in matters the value of which does not exceed one hundred thousand reals (R$100.000,00), as well as to represent the company before third parties, including federal, state and local government agencies.

Art. 31 - Observing the provisions contained in these Articles, in particular those of article 30 above, the Company shall be represented and validly bound by the act or signature of: (I) any Executive Officer, acting severally, or (II) one attorney vested with specific authority therefor, as provided in the sole paragraph below.

Sole Paragraph - The powers of attorney granted by the Company shall be always signed by one Executive Officer, acting severally, and within the scope of authority of such Director. The powers of attorney shall specify the powers granted and, except for those for judicial purposes, shall be valid for a maximum of one (1) year. Powers of attorney for business purposes shall not be substituted.

Art. 32 - In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the officer fails to sign the installation instrument within thirty (30) days of the election or leaves the position for more than thirty (30) consecutive days or ninety (90) non-consecutive days throughout the term of office, without justification, at the discretion of the Board of Directors.

Paragraph 1 - If a director position becomes vacant, the replacement shall be effected as provided in paragraph four of art. 25 hereof, until the next Shareholders’ Meeting that shall elect the new director to finish the remaining term of office.

Paragraph 2 - In the event two thirds (2/3) of the Board of Directors seats become vacant; the remaining Directors shall immediately convene a Shareholders’ Meeting.

Paragraph 3 - If an executive officer position becomes vacant; the Board of Directors shall elect an alternate to finish the remaining term of office.

Paragraph 4 - Managers may resign from their positions by sending written notice to the organ, which they integrate. The resignation shall be effective from then on before the Company, and before third parties after the notice is filed with the Registry of Commerce and published.

CHAPTER V

STATUTORY AUDIT COMMITTEE

Art. 33 - The Statutory Audit Committee is the organ charged with the surveillance of the company management, and shall be operate permanently.

Art. 34 - The Statutory Audit Committee shall have from three (3) to five (5) members and an equal number of alternates.

Paragraph 1 - The term of office of Statutory Audit Committee members shall end at the first Annual Shareholders’ Meeting following the respective election, reelection being allowed. The members of the Statutory Audit Committee shall remain in office until their successors are installed.

Paragraph 2 - The members of the Statutory Audit Committee, in their first meeting, shall elect their Chairman, charged with effecting that organ's decisions.

Paragraph 3 - The Statutory Audit Committee may request the Company to appoint qualified staff to provide it clerical and technical support.

Paragraph 4 - The provision of article 21 hereof applies to the members of the Statutory Audit Committee.

Art. 35 - The Statutory Audit Committee shall meet regularly every quarter, and specially whenever needed.

Paragraph 1 - The meetings shall be convened by the Chairman of the Statutory Audit Committee or by two (2) of its members.

Paragraph 2 - The Committee resolutions shall be passed by majority vote, the majority of its members being present.

Art. 36 - The members of the Statutory Audit Committee shall be replaced in their absence or incapacity by their respective alternates.

Art. 37 - In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the member of the Statutory Audit Committee fails to appear at two (2) consecutive meetings or three (3) non-consecutive meetings in a fiscal year.

Paragraph 1 - In the event a position in the Committee becomes vacant, the replacement shall be effected as provided under art. 36 hereof.

Paragraph 2 - If more than half the positions become vacant and there are no alternates to be called, a Shareholders’ Meeting shall be convened to elect other members.

Art. 38 - The remuneration of the members of the Statutory Audit Committee shall be determined by the Annual Shareholders’ Meeting electing them, and for each acting member it shall not be less than one tenth of the average remuneration paid to each Executive Officer, not counting profit sharing.

Sole Paragraph - The acting alternate shall be entitled to the member's remuneration for the replacement period, counted month by month.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

Art. 39 - The fiscal year shall last one year, starting on January 1st of each year and ending on the last day of the month of December.

Art. 40 - The Management shall submit to the Annual Shareholders’ Meeting, together with the financial statements, a proposal for employee profit sharing and for the destination of the net income for the year.

Paragraph 1 - The net income shall have the following destination:

a) Five percent (5%) for the legal reserve, up to twenty percent (20%) of the paid-up capital;

b) Twenty-five percent (25%) of the net income, restated pursuant to items II and III of art. 202 of Law 6.404/76 shall be distributed as mandatory minimum dividend to all shareholders, respecting the provisions of the next article; such amount shall be increased to meet the amount required to pay the preferred shares priority dividend.

Paragraph 2 - The net income balance not allocated to the payment of the mandatory minimum dividend nor to the preferred shares priority dividend shall be allocated to a supplementary reserve for the expansion of corporate business, not to exceed eighty percent (80%) of the capital. Once that limit is reached, the Shareholders’ Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization.

Art. 41 - The amount corresponding to the mandatory minimum dividend shall be destined to the payment of the preferred shares priority dividend up to the preference limit; then the owners of common shares shall be paid, up to the same limit of preferred shares; the balance, if any, shall be prorated among all shareholders.

Paragraph 1 - The management may pay or credit interest on capital as provided under paragraph 7, article 9 of Law 9.249/95 of Dec/26/95 and applicable laws and regulations, which can be deducted from the mandatory dividends under article 202 of Law 6.404/76, even when included in the preferred shares minimum dividend.

Paragraph 2 - Dividends not claimed within a period of three (3) months shall revert to the Company.

CHAPTER VII
LIQUIDATION

Art. 42 - The Company shall be liquidated in the cases provided by law, or upon decision of the Shareholders’ Meeting, which shall determine the method of liquidation, elect the liquidator and install the Statutory Audit Committee for the liquidation period, electing its members and determining their respective remuneration.

CHAPTER VIII

GENERAL AND TEMPORARY PROVISIONS

Art. 43 - The approval by the Company, through its representatives, of the merger, split-up, takeover or dissolution of its controlled companies shall be preceded by an economic-financial analysis by an internationally acknowledged independent company, that shall confirm equitable treatment is being provided to all companies involved, the shareholders of which shall be granted ample access to the report on that analysis.

Chairman of the Meeting	Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 2, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer